

September 28, 2011

Via E-mail
Dr. Humaira Haider, President
Health Directory Inc.
6312 Seven Corners Center, #303
Falls Church, VA 22044

> **Re: Health Directory Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 21, 2011**
> **File No. 333-174581**

Dear Dr. Haider:

        We have reviewed your amended filing and the related response letter dated September 21, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 12, 2011.

Risk Factors

Risks Related to Our Business

"Until we register a class of our securities under Section 12 of the Securities Exchange Act of 1934 ("Exchange Act")…", page 6

1.   We refer to prior comment 3. You state that upon effectiveness you will not be subject to going-private regulations. Consistent with paragraph (c) of Rule 13e-3, as a Section 15(d) filer you must comply with paragraphs (d)-(f) of Rule 13e-3. Accordingly, you should remove any references to "the going private regulations" from the risk factor.

"We are not required to provide management's report on the effectiveness of our internal controls over financial reporting…"

2.   Please revise this risk factor to indicate that as a smaller reporting company, your management <u>will</u> be required to provide a report on the effectiveness of your internal controls over financial reporting, but <u>will not</u> be required to provide an auditor's attestation regarding such report. You may also wish to note that management's report need not be provided until your second annual report.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3462 with any questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin